               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549
                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                       (Amendment No. 2A)*


                   Life Financial Corporation
_________________________________________________________________
                        (Name of Issuer)


                  Common Stock, $.01 par value
_________________________________________________________________
                  Title of Class of Securities)


                            53184P101
_________________________________________________________________
                         (CUSIP Number)


                          John M. Stein
                         507 Carew Tower
                         441 Vine Street
                     Cincinnati, Ohio  45202
                         (513) 241-6166
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        December 15, 1997
_________________________________________________________________
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ___.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 4 Pages

CUSIP No. 531 84 P101              13D            2 of 6 pages

_________________________________________________________________
1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

                         Financial Stocks Inc.
                         33-0743196
_________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)
     (a) ___
     (b)  X

_________________________________________________________________
3)   SEC Use Only

_________________________________________________________________
4)   Source of Funds (See Instructions)

                               WC
_________________________________________________________________
5)   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) ___

_________________________________________________________________
6)   Citizenship or Place of Organization

                              Ohio
 _______________________________________________________________
|                      |                                        |
| NUMBER OF SHARES     |  7) Sole Voting Power         558,525  |
| BENEFICIALLY OWNED   |________________________________________|
| BY EACH REPORTING    |  8) Shared Voting Power        32,975  |
| PERSON WITH          |________________________________________|
|                      |  9) Sole Dispositive Power    558,525  |
|                      |________________________________________|
|                      | 10) Shared Dispositive Power   32,975  |
|_______________________________________________________________|

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                             591,500
_________________________________________________________________
12)  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions) ___

_________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11)

                              9.0%
_________________________________________________________________
14)  Type of Reporting Person (See Instructions)

                               IA

          This statement relates to the Common Stock $.01 par value ("Common Stock"), of Life Financial Corporation (the
"Issuer"). The name and address of the principal executive offices of the Issuer are as follows:

               Life Financial Corporation
               1598 East Highland Avenue
               San Bernadino, CA 92404

          The person filing this statement is Financial Stocks
Inc., an Ohio corporation ("FSI").  FSI's business address is 507
Carew Tower, 441 Vine Street, Cincinnati, Ohio 45202.

          FSI is a registered investment advisor and acts as general partner of Financial Stocks Limited Partnership ("FSLP") and as an investment advisor for Rising Stars Offshore Fund L.P.
("Rising Stars").

          This filing further amends the Schedule 13D previously filed by FSI with respect to the Issuer, as previously amended.
Item 5 of such Schedule 13D is hereby amended as follows:

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following table sets forth information with respect to the shares of Common Stock of which FSI has or shares beneficial ownership:
                                                  Percent of
Record Owner             Number of Shares         Outstanding
------------             ----------------         -----------

FSLP                         558,525 (1)             8.5

Rising Stars                  32,975 (2)              .5

(1) As general partner of FSLP, FSI has sole voting power and dispositive power with respect to these shares.

(2) As an investment advisor to Rising Stars, FSI shares voting power and dispositive power with respect to these shares.

          The following table sets forth information with respect to all transactions with respect to the Common Stock in which FSI has engaged in the last 60 days which have not been previously reported.

Date                Shares Purchased         Price Per Share
----                ----------------         ---------------

12/15/97                  50,000                  $12.588
12/15/97                  18,000                  $11.778
12/16/97                  50,000                  $12.395

     The shares described above were purchased in open market transactions.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              FINANCIAL STOCKS INC.


December 18, 1997             By: __________________________
-----------------                 Steven N. Stein, Chairman
     Date                         and Chief Financial Officer